UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                       Commission File Numbers: 000-27845
                                                _________

      (Check One):[ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
                  [X]Form 10-Q and Form 10-QSB [ ] Form N-SAR


                      For Period Ended: SEPTEMBER 30, 2003
                                        __________________

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR


               For the Transition Period Ended: __________________


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
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              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
                   THE COMMISSION HAS VERIFIED ANY INFORMATION
                                CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART I -- REGISTRANT INFORMATION
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                          TRANSAX INTERNATIONAL LIMITED
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                             Full Name of Registrant

                               Vega-Atlantic Corp.
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                            Former Name if Applicable

                       7545 Irvine Center Drive, Suite 200
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            Address of Principal Executive Office (Street and Number)

                            Irvine, California 92618
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                            City, State and Zip Code

                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

"Transax international Limited (formerly Vega-Atlantic Corporation), a Colorado corporation (the "Company") recently consummated a merger with Transax Limited in accordance with the terms and provisions of a merger agreement (the "Merger Agreement"), with the resulting continuation of the corporate entity Transax Limited. The consummation of the transaction has been reported in prior 8-K filings. The consummation of the Merger Agreement has raised certain complex accounting issues. Preparation of the Company's Quarterly Report on Form 10-QSB for the nine-month period ended September 30, 2003 will include for the first time reviewed consolidated financial statements since consummation of the Merger Agreement. Management of the Company deems that additional time is necessary in order for the Company to properly address such accounting issues in connection with the merger of Transax Limited, to properly prepare its financial statements and footnotes for the nine-month period ended September 30, 2003, and to ensure complete and thorough and accurate disclosure of all material facts in the Quarterly Report. Management anticipates completion of the consolidated financial statements and the filing of its Quarterly Report on Form 10-QSB by November 18, 2003."


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

     Nathalie Pilon                    949                     623-8316
    ________________               ___________            __________________
       (Name)                      (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that THE REGISTRANT was required to file such reports been filed? If answer is no, identify report(s).

                               [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                          TRANSAX INTERNATIONAL LIMITED
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2003              By: /s/ NATHALIE PILON
      _________________              __________________________________________
                                             Nathalie Pilon
                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of THE REGISTRANT or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of THE REGISTRANT by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of THE REGISTRANT shall be filed with the form.

                                    ATTENTION
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        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of THE REGISTRANT is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.